SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

October 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 14, 2023
CIK 0001971828

Dear Ms. Rivera:

We represent Energys Group Ltd. (the “Company” or the “Registrant”) as U.S. counsel. We are submitting herewith Amendment No. 3 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated September 25, 2023 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Draft Registration Statement on Form F-1 submitted September 14, 2023

Risk Factors

Risks Related to Our Business Operations, page 11

1.	We note the revisions made in response to comment 4. Please revise to add the negative cash flow from operations for the periods disclosed.

Response:

In response to this comment, we have revised the risk factor on page 16 of the prospectus to include the negative cash flows from operating activities for both the fiscal year ended June 30, 2022 and the six-month period ended December 31, 2022.

Risks Related to Doing Business in Hong Kong and to Having Our Products Manufactured in China Limitations on our legal protections relative to our Hong Kong Subsidiaries and our products, page 29

2.	Please remove the mitigating language regarding your belief that a relocation would not have a material adverse effect on your operations. Such information is inconsistent with other disclosure in this risk factor.

Response:

We have removed the referenced mitigating language from the risk factor on page 29 in response to this comment.

U.S. Securities and Exchange Commission

October 10, 2023

Enforceability of Civil Liabilities, page 30

3.	We partially reissue comment 6. Please add a discussion here and in your risk factors regarding the risks associated with the enforcement of laws with respect to your products manufacturing and intellectual property in China, including the ability to effect service of process. Please clearly disclose throughout the prospectus that the legal and operational risks associated with operating in China also apply to operations in Hong Kong, and remove disclosure that is inconsistent with this statement, such as in the risk factor on page 29 regarding the limitations on legal protections in Hong Kong.

Response:

In response to this comment, we have added disclosure regarding the risks associated with the enforcement of laws with respect to our products manufacturing and intellectual property in China, including the ability to effect service of process, to the Enforceability of Civil Liabilities section on page 32. We have also added disclosure to the risk factor on page 29 titled “Potential issues arising from our products being manufactured in China could have an adverse effect on our business” and have added a summary of that additional disclosure on page 7 of the prospectus.

In addition, we have added a risk factor specifically on the Hong Kong National Security Law to page 29 of the prospectus and a summary version of that risk factor to page 7.

Use of Proceeds, page 32

4.	We note your response to comment 7. Please provide the bank prevailing rates for the loans anticipated to be repaid as of a recent date.

Response:

In response to this comment, we have added the bank prevailing rate as of August 31, 2023 to footnote 2 on page 32.

History and Corporate Structure, page 51

5.	We note your disclosure in response to comment 2. Please state the reason for the transfers of the Moonglade shares from Sky Shadow to Messrs. Cox and Adams.

Response:

In response to this comment, we have added the reason for the sales from Sky Shadow to Messrs. Cox and Adams to the disclosure on page 51.

U.S. Securities and Exchange Commission

October 10, 2023

Exhibits

5.	We note a number of exhibits were filed in response to comment 13. Please provide clear disclosure regarding each of these material contracts. We note, as examples only, that the Arbuthnot credit facility discussed on pages 21 and 44 and the 8% Promissory Notes discussed on page 43, have not been filed. Please file these financing agreements or tell us why they are not material contracts.

Response:

In response to this comment, disclosure regarding each of the banking facilities and finance agreements has been added to the prospectus commencing on page 44.

In addition, the Arbuthnot Receivables Finance Agreement has been submitted as Exhibit 10.21, and the Form of Amended and Restated Promissory Note has been submitted as Exhibit 4.2 to the Registration Statement.

7.	Please ensure that your filing includes all required exhibits and that such exhibits are filed in a text searchable format, and to the extent applicable, with conformed signatures. Refer to Part II, Item 8 of Form F-1, Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 66) (June 2023), and Item 301 of Regulation ST.

Response:

In response to this comment, Exhibits 10.14 to 10.21, that were originally submitted as images, are replaced with Word documents in this Amendment.

If you have any questions relating to the Draft Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Financial Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-292-3883 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd.
WWC, P.C.